FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2013

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

 Santander UK plc Announces Results of US Dollar Tender Offer

 August 9, 2013

 Santander UK plc (formerly known as Abbey National plc) (the "Company") announces the results of its offer (the "Offer") to holders of the 8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I (the "Securities") to purchase for cash any and all such Securities, as further described in the offer to purchase dated July 29, 2013 (the "Offer to Purchase"). BofA Merrill Lynch, Morgan Stanley and Santander acted as the Dealer Managers for the Offer. Capitalized terms used herein but not otherwise defined have the meanings given in the Offer to Purchase.

 The following table sets forth the principal amount of Securities validly tendered and not validly withdrawn as of 5:00 p.m., New York time, on August 8, 2013.

Title of Security	ISIN/CUSIP Numbers	Aggregate Liquidation Preference Outstanding	Aggregate Liquidation Preference Tendered	Tender Offer Consideration Per US$1,000 Liquidation Preference(1)
8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I	US002927AA95/ 002927AA9	US$366,364,000	US$177,002,000	US$1,250

(1)	Does not include accrued but unpaid distributions, which will be paid in addition to the Tender Offer Consideration.

 All such tendered Securities have been accepted for purchase. The Offer is expected to settle on August 13, 2013. For more information, please contact Lucid Issuer Services Limited, the tender and information agent for the Offer, at +44 207 704 0880 or santander@lucid-is.com.

 Disclaimer

This announcement does not constitute an invitation to participate in the offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 9 August 2013	By / s / Jessica Petrie (Authorised Signatory)